EXHIBIT 99.15

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F, and the documents incorporated by reference therein, of Silvercorp Metals Inc. for the fiscal year ended March 31, 2015, and any amendments thereto (the “40-F”), to be filed with the United States Securities and Exchange Commission (the “SEC”), and the Annual Information Form (the “AIF”) and Management’s Discussion and Analysis (the “MD&A”) for the year then ended, which are filed as exhibits to and incorporated by reference in the 40-F, and the Registration Statement on Form S-8 (Registration No. 333-162546) of Silvercorp Metals Inc. filed with the SEC (the “Form S-8”).

I hereby consent to the use of my name and references to, excerpts from, and summaries of, the following report in the 40-F, the AIF, the MD&A and Form S-8:

Technical Report titled “NI 43-101 Technical Report on the GC Ag-Zn-Pb Project in Guangdong Province, People’s Republic of China” prepared for Silvercorp Metals Inc., dated January 23, 2012 and with effective date January 23, 2012.

Original signed by

Peter Mokos
And on behalf of AMC Mining Consultants (Canada) Ltd
June 23, 2015